SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*
.............................................................
(Name of Issuer) : VNUS MEDICAL TECHNOLOGIES
(Title of Class of Securities) : registered security (ISIN code : US9285661081) (CUSIP Number) : 928566108
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) .
VNUS MEDICAL TECHNOLOGIES,
5799 Fontanoso Way San Jose, CA 95138, United States
(Date of Event Which Requires Filing of This Statement) : May 13th, 2009



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but
shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. : US928566108
_________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Credit Industriel et Commercial (CIC), 6 avenue de Provence, 75009 Paris, France.
__________________________________________________________________
___
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a).....................................................
(b)...................................................
________________________________________________________
(3) SEC Use Only ........................................................
________________________________________________________
(4) Source of Funds (See Instructions) : PF
__________________________________________________________
(5) Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)
__________________________________________________________
(6) Citizenship or Place of Organization : FRANCE
___________________________________________________________
Number of Shares beneficially Owned  by each reporting person with :
(7)Sole Voting Power : 1 000 000  VNUS MEDICAL TECHNOLOGIES  shares
(ISIN code : US9285661081)
 (8)Shared Voting Power : 1 000 000  VNUS MEDICAL TECHNOLOGIES
shares (ISIN code : US9285661081)
 (9)Sole Dispositive Power :
(10)Shared Dispositive Power.
________________________________
(11)Aggregate Amount Beneficially Owned by Each Reporting Person :
1 000 000  VNUS MEDICAL TECHNOLOGIES shares (ISIN code :
US9285661081)
_________________________________________________________
(12)Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
__________________________________________________________
(13)Percent of Class Represented by Amount in Row (11) :
6.2 % (total number of shares with voting power of the company VNUS MEDICAL TECHNOLOGIES : 16 222 000, according to Bloomberg of May
18th, 2009)_____________________________________________________
(14)Type of Reporting Person (See Instructions) : BK


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
May 20th, 2009
Date
..................................................



Signature
Jean-Francois JOLY / Head of Legal and Tax Department
Name/Title




General instructions


Item 1. Security and Issuer :

This statement relates to VNUS MEDICAL TECHNOLOGIES shares (ISIN code
: US9285661081). The issuer is VNUS MEDICAL TECHNOLOGIES which is located in 5799 Fontanoso Way, San Jose, CA 95138 in the United States.

Item 2. Identity and background:

CIC is a French authorised bank. Our address is 6 avenue de Provence, 75009 Paris, France France.

Moreover we have not been convicted in a criminal proceedings during the last five years and we were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

CIC bought these shares of VNUS MEDICAL TECHNOLOGIES by using its own funds.

Item 4. Purpose of Transaction.

CIC bought these shares only for arbitrage purpose

Item 5. Interest in Securities of the Issuer.

CIC is the Beneficial Owner of 1 000 000 VNUS MEDICAL TECHNOLOGIES shares (ISIN code : US9285661081) which correspond with 6.2 % of this category of shares.

Item 6. Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

None.

Item. 7. Material to be Filed as Exhibits.

None.